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Overview	Disclosures	Comments **10**

The Co-Op HTX

Houston, TX

- **Modern co-working space** situated in Houston's East Downtown (https://www.bisnow.com/houston/news/neighborhood/how-houston-is-making-eado-happen-56787) district (Houston's next "hot spot")

- The co-working industry is **growing at a** "dizzying pace (http://www.smallbizlabs.com/coworking/)" and Houston remains vastly underserved

- Designed and operated by the **successful founders** of highly acclaimed (http://www.chron.com/entertainment/restaurants-bars/reviews/article/Tout-Suite-invites-diners-to-linger-6012152.php#photo-7382005) cafe Tout Suite (https://www.instagram.com/toutsuitehtx/)

- Enrolled in the NextSeed Payment Automation Service (https://www.nextseed.co/about/faq/#what-is-the-payment-automation-service-inv)

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status=Checking%20out%20%40thecoophtx%20on%20NextSeed.%20Co-working%20and%20mixed%20retail%20space%20launching%20in%20EaDo%20Houston.%20%23crowdfunding%20http%3A//

Investment Details

1.40x
Investment Multiple ❶

$0
Invested of $150,000 minimum ❶

$100
Minimum Investment

-
Investors

42 days remaining

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Company Description

The Co-Op HTX is an innovative real estate development project blending retail and co-working in a central, creative space in Houston. The 10,000 square-foot multi-purpose development features retail shops, private offices, flexible co-working space and communal conference rooms. It aims to become a central hub that draws people in, sparks new ideas, and supports a collaborative community.

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Animated rendering of The Co-Op HTX

Owners Anne Le and Sandy Tran currently run three popular locations of their dessert and café series (Sweet (https://www.facebook.com/SWEETHouston) and Tout Suite (https://www.facebook.com/TOUTSUITEHTX/)) in Houston, drawing large crowds and consistently delivering unique experiences that Houstonians love. They regularly heard from their customers about the need for a well-designed co-working space where entrepreneurs can connect and work.

The Co-Op HTX will be designed and operated by this proven team and will be located in the same building as their beloved café and bakery, Tout Suite.

This café and restaurant has quickly become downtown's "it" hangout spot for laptop workers and get-togethers. Tout Suite was voted the Best Neighborhood Spot Downtown (http://www.houstonpress.com/best-of/2015/food-and-drink/best-neighborhood-spot-downtown-7807041) (Houston Press) and runner-up in CultureMap Houston Tastemaker Awards as the Best New Restaurant in 2015 (http://houston.culturemap.com/news/restaurants-bars/05-08-15-which-of-these-two-finalists-is-houstons-best-new-restaurant-vote-now/#slide=2). Tout Suite is also a regular among the top lists of coffee shops (http://houston.eater.com/maps/houstons-15-essential-coffee-shops), brunches (https://www.thrillist.com/eat/houston/houston-s-best-brunches-down-house-liberty-kitchen-oyster-bar-pondicheri), desserts (https://foursquare.com/top-places/houston/best-places-desserts), breakfast sandwiches (http://houston.eater.com/2016/2/16/top-breakfast-sandwiches-in-houston) and all-around restaurants to check out (http://www.foodrepublic.com/2014/12/15/12-houston-restaurants-new-classics-the-best-pho-in-america/) in the Houston scene.

By building within the same location, The Co-Op HTX will be able to leverage the popular East Downtown (EaDo) location and its constant flow of traffic and exposure, targeting a built-in client base that is ready for a space designed especially for them.



The Co-Op HTX is a 10,000 square-foot co-working and mixed retail development.

Despite the global co-working industry registering tremendous growth over the last decade (Emergent Research: number of spaces grew from 14 in 2007 to 11,100 in 2016), Houston remains underserved compared to other US major cities. According to Symmetry50's 2015 list (http://www.symmetry50.com/blog/2015/5/13/the-top-100-coworking-spaces-in-the-us), there was only one co-working space from Houston (START Houston) in the top 100 co-working spaces in the US.

With a vibrant gathering of mixed retail and private businesses, the design of the space is crafted for everyone to thrive. The Co-Op HTX is confident in its ability to sustain strong occupancy with its attractive location and array of convenient, affordable and flexible co-working options.



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Popular café and restaurant Tout Suite is owned and operated by the team behind The Co-Op HTX. The two businesses will be located in the same building.

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Owners Anne Le and Sandy Tran

Offering Summary

Issuer
The Collective HTX, LLC ("The Co-Op HTX")

Entity Type
Limited liability company

Principal Office
2007 Commerce St, Houston, TX 77002

Securities
Revenue Sharing Notes

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Offering Amount
Minimum of $150,000 and a maximum of $250,000

Ownership % Presented by Securities
0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

100% of the proceeds will be used for completing construction of The Co-Op HTX. Any excess funds will be strategically used towards upgrading the facility such as technology, materials used for build-out, landscaping on the property, and fixtures/furniture.



Private offices can be used both for work and retail space.

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Desk space will be available for both permanent and virtual members.

Renderings and floor plan presented in this offering may not reflect the final designs of The Co-Op HTX.

Key Terms

Minimum Investment

$100

Revenue Sharing Percentage

13.5% of each month's gross revenue

Investment Multiple

1.4x

Investors will each receive in the aggregate 1.4x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

Payments

The Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

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If the investors have not been paid in full within 48 months, the Issuer is required to promptly pay the entire outstanding balance to the investors.

Security Interest

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⬍	1.40x	48 months	$140

Revenue Sharing Summary*

Beginning after the first full month following the closing, the Issuer will share 13.5% of each month's gross revenue with the investors as a group until they are paid in full.* Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$40,000

Revenue sharing percentage
13.5%

Total payment for month X
$5,400

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Assuming that the total amount raised through this offering is $200,000, and Investor A invested $1,000, Investor A would be entitled to receive 0.5% of the $5,400 shared with investors for month X. **Therefore, Investor A is paid $27.00 for month X.**

* The calculations above are mathematical illustrations only and may not reflect actual performance. They do not take into account NextSeed's service fee of 1% on each payment made to investors. ... Read More

Bonus Rewards

Invest $100 or more:
- One Free Day Pass to The Co-Op HTX

Invest $500 or more:
- Five Free Day Passes to The Co-Op HTX

Invest $1,000 or more:
- Seven Free Day Passes to The Co-Op HTX
- Tout Suite Tote Bag (Co-Op t-shirt, notepad, pens, Tout Suite towel)
- $50 gift card to Tout Suite

Invest $5,000 or more:
- Three-month Virtual Membership to The Co-Op HTX
- Tout Suite Tote Bag (Co-Op t-shirt, notepad, pens, Tout Suite towel)
- $100 gift card to Tout Suite

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Invest $10,000 or more:

- One Year Virtual Membership to The Co-Op HTX
- Co-Op Apolis Market Bag
- Tout Suite Tote Bag (Co-Op t-shirt, notepad, pens, Tout Suite towel)
- $250 gift card to Tout Suite

Invest $25,000 or more:

- Lifetime Membership to The Co-Op HTX (Virtual Membership)
- Co-Op Apolis Market Bag
- Tout Suite Tote Bag (Co-Op t-shirt, notepad, pens, Tout Suite towel)
- $1000 gift card to Tout Suite

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Use the Tout Suite gift card for food and drink

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Co-op Apolis Market Bag

Business Model

The number of independent workers is predicted to reach 65 million Americans or over 40% of the US workforce by 2020 (US Bureau of Labor Statistics (http://www.bls.gov/opub/mlr/2012/01/art4full.pdf)). This trend has triggered a new way

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of working and a need for alternative office space. People are looking for community, relationships and a supportive structure to help each other succeed. Large corporations (http://www.bloomberg.com/news/articles/2016-02-19/co-working-spaces-are-going-corporate) and their employees are also taking part in this movement. Companies such as General Electric, KPMG and Coca Cola are finding ways to use co-working spaces across the country to provide their employees with resources in remote markets. Instead of setting up a complete office, co-working spaces provide the required infrastructure and a dynamic environment that corporate employees can benefit from. This social phenomenon, happening at both ends of the spectrum, has driven the fast-growing co-working industry. According to research released by the Instant Group (http://www.theinstantgroup.com/en-us/news/2016/5/3/us-flexible-workspace-review-co-working-drives-expansion-of-flexible-office-space/) in May 2016, the number of co-working spaces in the US grew from just 3 in 2005 to 3,596 in 2015. The industry grew by more than 10% across the US in 2015 and attracted $1 billion (http://coworkingeurope.net/2015/07/17/coworking-industry-raises-close-to-1-billion-usd-within-the-last-year/) in funding last year alone. The largest markets for co-working have been New York, San Francisco, Austin, Seattle and Los Angeles.

The Co-Op HTX is a co-working space in Downtown Houston that will provide a workspace, office services and other support services to this growing sector. Entrepreneurs, business owners, independent workers and other professionals will find an environment designed to increase productivity, reduce the feeling of isolation and provide the opportunity to network with other like-minded people. The founders aim to deliver collaboration, openness, community, accessibility and sustainability to each and every member of The Co-Op HTX.

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FLOOR PLAN
10,000 SQ FT

TYPE OF UNITS:

(2) 12' X 14' PRIVATE/RETAIL SPACE
(7) 10' X 10' PRIVATE/RETAIL SPACE
(20) PERMANENT DESK
(3) RETAIL STORE FRONTS

Floor plan

The Co-Op HTX will provide a suite of options that include various levels of membership and access to the space. Each serves the unique and dynamic needs of its customer base. Read More

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Location Analysis

The Co-Op HTX will be located at 2007 Commerce St, Houston, TX 77002. The business will be situated in East Downtown (EaDo) next to the partners' heavily trafficked Tout Suite restaurant.

The building already has hundreds of daily visitors anchored by Tout Suite. Additionally, thousands of potential clients pass by the building daily, as residents go to and from work, attend sporting events at Dynamo Stadium and Minute Maid Park, and participate in conventions at the George R. Brown Convention Center.

EaDo is an area of growing urban and commercial development. Within the past several years, EaDo has transformed into a vibrant area, with restaurants and shops popping up to catch up with the rising population and advantageous location. More recently, the area has been the focus of <u>heavy investment and excitement (https://www.bisnow.com/houston/news/mixed-use/how-east-downtown-is-changing-62061)</u> from urban and commercial developers. <u>Read More</u>

Leadership



Anne Le, *Partner*

Anne was born and raised in Houston. Her experience in the food and beverage industry spans 16 years. Armed with an MBA and her operational experience from four years with Hewlett Packard's Global Logistics team, Anne is uniquely equipped to lead the group to success. With her passion in event planning and design, Anne heads up kitchen operations, leads the team's

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community engagement and spends time focusing on scaling the growing portfolio for Sweet, Tout Suite and beyond. She has a Bachelor's of Science in Human Development & Family Sciences from the University of Texas at Austin and an MBA from the University of Phoenix.



Sandy Tran, *Partner*

Sandy is a life-long Houstonian. Her 17 years in the service industry (9 years launching various startup restaurants) has been built on a foundation of restaurant accounting and finance. After graduating from the University of Houston with a BA in Accounting, she set out on a career path with Ernst & Young as an Auditor. But a few years in, she redirected her energy towards her passion -entrepreneurship. She now handles the planning, accounting, and financial growth of Sweet, Tout Suite, and the expansion for the group.

History

★ **February 2011**
Sweet opened in City Centre

★ **March 2014**
Construction started on Tout Suite

★ **September 2014**
Tout Suite opened in EaDo Houston

★ **May 2015**
Tout Suite voted as Runner-Up for the Best New Restaurant
(http://houston.culturemap.com/news/restaurants-bars/05-08-15-which-of-these-

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two-finalists-is-houstons-best-new-restaurant-vote-now/#slide=2) in the 2015 CultureMap Houston Tastemakers Awards

June 2016

Construction started on The Co-Op HTX

June 2016

Tout Suite Memorial opened in Memorial City Mall

October 2016

The Co-Op HTX opening

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